UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PENN VIRGINIA CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V300 and 70788V102

(CUSIP Number)

January 11, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V300 and 70788V102	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS KLS Diversified Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,154,019 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,154,019 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,019 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	Rows 5-9 of this Cover Page represent the number of shares of Common Stock (as defined herein) of the Issuer (as defined herein) owned by Diversified (as defined herein) as of January 11, 2017. As of February 21, 2017, Diversified owned 1,160,019 shares of Common Stock.
(2)	The percentage set forth in Row 11 of this Cover Page is based on the 14,992,018 shares of Common Stock outstanding as of January 4, 2017, as reported in the Issuer’s Form 424B3 filed with the Securities and Exchange Commission on January 11, 2017 (“Form 424B3”).

CUSIP No. 70788V300 and 70788V102	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS KLS Diversified Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,154,019 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,154,019 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,019 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Rows 5-9 of this Cover Page represent the number of shares of Common Stock owned by Diversified as of January 11, 2017. As of February 21, 2017, Diversified owned 1,160,019 shares of Common Stock.
(2)	The percentage set forth in Row 11 of this Cover Page is based on the 14,992,018 shares of Common Stock outstanding as of January 4, 2017, as reported in Form 424B3.

CUSIP No. 70788V300 and 70788V102	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

Penn Virginia Corporation

(b)	Address of Issuer’s principal executive offices

14701 St. Mary’s Lane, Suite 275, Houston, Texas 77079

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of KLS Diversified Asset Management LP (“KLS”) and KLS Diversified Master Fund L.P. (“Diversified”) with respect to the shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Penn Virginia Corporation, a Virginia corporation (the “Issuer”), owned by Diversified.

KLS acts as investment manager to Diversified, and accordingly exercises investment discretion with respect to the Common Stock directly owned by Diversified.

The filing of this statement should not be construed as an admission that KLS is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

452 Fifth Avenue, 22nd Floor, New York, New York 10018

(c)	Citizenship

See Row 4 of each Cover Page.

(d)	Title of class of securities

Common Stock, par value $0.01 per share

(e)	CUSIP No.

70788V300 and 70788V102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 70788V300 and 70788V102	13G	Page 5 of 6 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

KLS expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 70788V300 and 70788V102	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 22, 2017

KLS DIVERSIFIED ASSET MANAGEMENT LP

By:	/s/ Nargis Hilal
Nargis Hilal, Chief Compliance Officer

KLS DIVERSIFIED MASTER FUND L.P.

BY: KLS DIVERSIFIED ASSET MANAGEMENT LP

By:	/s/ Nargis Hilal
Nargis Hilal, Chief Compliance Officer

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO SECTION 240.13D-1 (K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that it knows or has reason to believe that such information is inaccurate.

KLS DIVERSIFIED ASSET MANAGEMENT LP

By:	/s/ Nargis Hilal
Nargis Hilal, Chief Compliance Officer

KLS DIVERSIFIED MASTER FUND L.P.

BY: KLS DIVERSIFIED ASSET MANAGEMENT LP

By:	/s/ Nargis Hilal
Nargis Hilal, Chief Compliance Officer